Exhibit 99.5

Tracey D. Meintjes, P. Eng.
Moose Mountain Technical Services
1975 – 1st Avenue South
Cranbrook, BC, Canada
 V1C 6Y3

CONSENT OF QUALIFIED PERSON

I, Tracey D. Meintjes, P.Eng., consent to the public filing of the technical report titled "Preliminary Economic Assessment of the Ixtaca Project" and dated 22 January 2016 (the "Technical Report") by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the December 9th, 2015 news release of Almaden Minerals Ltd.

I confirm that I have read the December 9th, 2015 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd day of January, 2016.

"ORIGINAL SIGNED AND SEALED"

Tracey D. Meintjes, P.Eng.
Principal Metallurgical Engineer
Moose Mountain Technical Services